THE MAINSTAY FUNDS
51 Madison Avenue
New York, NY 10010

August 12, 2010

VIA EDGAR
Ms. Patsy Mengiste
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re: The MainStay Funds – Form N-CSR (Investment Company Act File Number 811-04550)

Dear Ms. Mengiste:

This letter responds to a comment you provided telephonically on July 19, 2010 to Ms. Erin Wagner of the law firm Dechert LLP with respect to the Semiannual Report to Shareholders as of April 30, 2010 for The MainStay Funds (“Registrant”) filed on July 6, 2010 with the Securities and Exchange Commission (“SEC”) on Form N-CSR.  Your comment and the Registrant’s response are provided below.

Comment:  With respect to MainStay Diversified Income Fund, in the section entitled “Portfolio of Investments,” a footnote states that “[a]t April 30, 2010, cash in the amount of $56,800 is segregated as collateral for futures contracts with the broker.”  In addition, in the section entitled “Statement of Assets and Liabilities,” under the subsection “Assets,” that same amount is noted as “[c]ash collateral on deposit with broker.”   A similar footnote and notation under “Assets” applies with respect to MainStay Global High Income Fund, MainStay Income Builder Fund and MainStay International Equity Fund.  Please provide the staff of the SEC with an explanation of this footnote and notation.

Response:  The footnote and the notation under “Assets” with respect to each Fund relates to cash maintained at a futures commission merchant pursuant to Rule 17f-6 under the Investment Company Act of 1940, as amended, necessary to effect Fund transactions in futures contracts. Going forward, the footnote in the section entitled “Portfolio of Investments”, as applicable, will be revised to state “[a]t [date], cash in the amount of [$] is on deposit with broker for futures transactions.”

If you have any questions or comments in connection with the foregoing, please do not hesitate to contact me at 973-394-4436.

Very truly yours, /s/ Kevin M. Bopp Kevin M. Bopp Assistant Secretary

cc:	Sander M. Bieber, Dechert LLP
Kevin Gao, New York Life Investment Management LLC
George Shively, New York Life Investment Management LLC